Exhibit 99.1

Risk Factors

The following disclosure supplements the risk factors described in “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 (the “Form 20-F”) with respect to some of the principal risks the Company faces in connection with its liquefied petroleum gas (“LPG”) segment. The following disclosure should be read in conjunction with the Form 20-F and the other documents filed by the Company with the Securities and Exchange Commission.

Risks relating to our LPG Segment

Charter rates for LPG carriers are cyclical in nature.

The international LPG carrier market is both cyclical and volatile in terms of charter rates, profitability and vessel values. The degree of charter rate volatility among different types of LPG carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international LPG carrier market are also unpredictable.

The global economy and the LPG carrier industry have experienced significant disruptions as a result of the Russian invasion of Ukraine and sanctions imposed in relation to such conflict and LPG carrier rates have been impacted by changing energy prices as a result of disruptions to energy production and trade patterns, including shipping in the Black Sea and elsewhere. The continuation or further extension of economic sanctions, boycotts or otherwise may eventually result in a reduction in the supply of LPG available for transportation and could negatively impact charter rates over the longer term. For further details regarding Russian sanctions, see“—Our charterers calling on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government (including OFAC) or other authorities or failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or similar laws could lead to monetary fines or penalties and adversely affect our reputation. Such failures and other events could adversely affect the market for our common shares”.

Any deterioration of charter rates resulting from various factors relating to the cyclicality and volatility of our business, including those above, may adversely affect our ability to profitably charter or re-charter our LPG carriers or to sell our vessels LPG carriers on a profitable basis. In particular, a significant decrease in charter rates would cause asset values to decline. Any of the foregoing factors could negatively impact our operating results, liquidity and/or financial condition.

Future growth in the demand for our services will depend on changes in supply and demand, economic growth in the world economy and demand for LPG and LPG transportation relative to changes in worldwide fleet capacity.

The capacity of the world LPG and tanker shipping fleet appears likely to increase in the near term. However, future growth in the demand for LPG carriers and tanker vessels, as well as the charter rates for such LPG carriers, depends on a variety of factors that may impact the supply of and demand for the products the transport, including. Factors that influence demand for tanker vessel and LPG carrier capacity include, but are not limited to:

•	changes in the supply of vessel capacity for the seaborne transportation of LPG products, which is influenced by the following factors:
•	the available supply of LPG products;
•	the availability of financing for new and secondhand LPG carriers and shipping activity;
•	the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity levels of shipyards;
•	the scrapping rate of older vessels and secondhand LPG carrier values in relation to scrap prices;
•	the number of vessels that are out of service, as a result of vessel casualties, repairs and drydockings;

•	the number of conversions LPG carriers to other uses or conversions of other vessels to LPG carriers, as applicable;
•	port and canal congestion;
•	the speed of LPG carriers being operated;
•	changes in environmental and other regulations that may limit the useful lives of vessels;
•	changes in LPG carrier prices; and
•	any factors that affect the foregoing.

•	changes in the level of demand for seaborne transportation of LPG products, which is influenced by the following factors:
•	the level of production of LPG products in net export regions;
•	the level of demand for LPG products globally, and in particular, in net import regions such as Asia, Europe, Latin America and India;
•	regional availability of refining, liquefaction and deliquefaction capacity and inventories compared to geographies of oil and natural gas production and liquefaction and deliquefaction regions;
•	a reduction in global or general industrial activity specifically in the plastics and chemical industry;
•	changes in the cost of petroleum and natural gas from which liquefied gases are derived;
•	prevailing global and regional economic conditions;
•
global  and regional economic and political conditions and developments, including economic growth in global and local economies and the timeframe over which such growth occurs, demand for LPG carrier transport that exceeds capacity for such fleets worldwide, armed conflicts (such as Russia’s invasion of Ukraine or the armed conflict(s) in the Middle East, and the spread or worsening of any such conflicts) and terrorist activities, international trade sanctions, embargoes and strikes, particularly those that impact the regions or trade routes traveled by our vessels, the regions where the cargoes we carry are produced or consumed, or any similar events which would interrupt the production or consumption of liquefied gases and associated products;

•
developments in international trade, including national policies regarding strategic oil inventories (including the reduction or replenishment of strategic reserves and if strategic reserves are set at a lower level in the future as oil decreases in the energy mix), actions taken by OPEC and major oil and gas producers and refiners, as well a major LPG companies, and fluctuations in the profit margins of crude oil, refined petroleum products and/or LPG;

•	the distances between exporting and importing regions over which LPG products are to be transported by sea;
•	infrastructure to support seaborne LPG products trade, including pipelines, railways and terminals;
•
changes in seaborne and other transportation and distribution patterns, typically influenced by the relative advantage of the various sources of production, locations of consumption, opportunities for arbitrage, pricing differentials and seasonality;

•	changes to the arbitrage of certain LPG products in different countries, regions or continents;
•	currency exchange and interest rates;
•	changes in environmental and other regulations that may limit the production or consumption of LPG products;
•
competition from alternative sources of energy alternative sources of energy, such as natural gas, coal, hydroelectric power and other alternative sources of energy, and consumer demand for “green” or sustainable products;

•	inclimate weather and/or natural catastrophes; and
•	epidemics and pandemics, such as the COVID-19 pandemic.

These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes or their precise impact on our business. Any of these factors could have a material adverse effect on our business, financial condition and operating results.

The age of our LPG carrier fleet may impact our ability to obtain financing and a decline in the market values of our LPG carriers could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our current or future credit facilities and/or result in impairment charges or losses on sale.

The fair market values of LPG carriers have generally experienced high volatility based on a variety of factors. Factors which may affect the fair market values of our LPG carriers include, without limitation:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	the types, sizes and ages of the LPG carriers, including as compared to other LPG carriers in the market and as relates to environmental and energy efficiency;

•	supply of and demand for LPG carriers, including as a result of the competitive environment we operate in;

•	the availability and cost of other modes of transportation;

•	distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;

•	cost of newbuildings;

•
speculative LPG carrier orders from peers during periods of low LPG carrier prices, thereby increasing the supply of LPG carrier capacity, satisfying demand sooner and potentially suppressing charter rates;

•	shipyard capacity;

•	governmental or other regulations, including those that may limit the useful life of LPG carriers; and

•	the need to upgrade LPG carriers as a result of environmental, safety, regulatory or charterer requirements, technological advances in LPG carrier design or equipment or otherwise.

In addition, when vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the supply of vessel capacity, satisfying demand sooner and potentially suppressing charter rates. If the fair market values of our LPG carriers decline, we might not be in compliance with various covenants in our existing term loan facility or credit facilities we may enter into in the future, which may require the maintenance of a certain percentage of the fair market values of the LPG carriers securing any future facility to the principal outstanding amount of the respective facility. See “—Our term loan credit facility contains, and we expect that any new or amended credit facility we enter into will contain, restrictive covenants that we may not be able to comply with due to economic, financial or operational reasons and may limit our business and financing activities.” We may also incur losses and be unable to recoup part of our investment in our LPG carriers if we sell any LPG carrier at less than its book value due to unfavorable market or operating conditions.